

February 16, 2021

Michael Puorro
Chairman and Chief Executive Officer
Hanover Bancorp, Inc.
80 East Jericho Turnpike
Mineola, NY 11501

> **Re: Hanover Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 20, 2021**
> **File No. 333-252262**

Dear Mr. Puorro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed January 20, 2021

General

1. We note the Agreement and Plan of Merger dated as of August 27, 2020 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

Cover Page

2. We note your disclosure on page 55 regarding what the merger consideration would have been as of a certain date. Please revise your cover page to include the per share and aggregate merger consideration as of that same date.

3. We note your cover page disclosure that Hanover's common stock is not presently listed on an exchange. Please revise your cover page disclosure to clarify that Hanover's common stock will not be listed following the completion of the transactions.

4. Please revise the cover page to materially describe the formula for determining the aggregate merger consideration, including all potential adjustments to the merger consideration. In this regard, we note that in the event Savoy's tangible book value is less than $46,000,000 but greater than $34,500,000, the aggregate merger consideration will be reduced by $0.75 for each dollar that Savoy's tangible book value is less than $46,000,000. In addition, we note that if Savoy's tangible book value, as adjusted pursuant to the merger agreement, as of the month end prior to closing exceeds $50,000,000, Savoy will declare and pay to its shareholders a special cash dividend equal to the excess over $50,000,000 unless it is legally prohibited from doing so. In the alternative, please cross-reference the relevant disclosure in your Q&A or Summary section that describes the potential adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2020
Pro Forma Balance Sheet - September 30, 2020 Consolidated, page 19

5. Please disclose the calculation of the total Savoy Bank purchase price of $61.840 million as presented in footnote (d).

Comparative Per Share Information , page 23

6. Please disclose the calculations of earnings per share-diluted of $.46 and book value per share of $5.47 for the equivalent pro forma combined per share of Savoy common stock, including why such disclosure is meaningful in evaluating the proposed transaction.

Background of the Merger, page 35

7. We note your disclosure on page 37 that the Board approved the retention of other experts to assist in the process and that Savoy's regular corporate counsel represented Hanover in the transaction. Please identify the legal counsel that Savoy engaged, along with JMS, to represent it in the merger transaction negotiations. Please also expand your disclosure to identify the "other experts" retained to assist in the process.

Opinion of Savoy's Financial Advisor, page 42

8. Please revise this section to disclose the "long term earnings growth rates provided by Savoy and Hanover representatives" that JMS reviewed in preparation of its fairness opinion. In addition, and to the extent different, please also disclose the "estimated long-term earnings per share growth rate for the years 2021 through 2025," as provided by representatives of Savoy and Hanover, that JMS reviewed. We also note that on page 49 you refer to the estimated earnings per share growth rate provided by Savoy for the years 2020 through 2025. Please revise for consistency.

Trading Markets, page 52

9. We note your disclosure that Hanover common stock will not be listed on any exchange or established trading market upon consummation of the transactions under the merger agreement. Please revise your registration to disclose what your anticipated reporting obligations will be under the Exchange Act following the consummation of the transactions.

Information About Savoy Bank, page 100

10. Please provide quantitative and qualitative disclosures about market risk for Savoy Bank. Refer to Item 17.(10) of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 or if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance